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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                                 ---------------
                               (AMENDMENT NO. 5)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

           CLASS A COMMON STOCK,
        PAR VALUE $.01 PER SHARE                         518439 10 4
--------------------------------------------------------------------------------
     (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)
                                 ---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 11 Pages
                        Exhibit Index Appears on Page 10

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NY2:\402683\04\8MPN04!.DOC\44090.0009

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
CUSIP No.                      518439 10 4                              13G                        Page 2 of 11
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           1             NAME OF REPORTING PERSONS:                  RONALD S. LAUDER


                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                         PERSONS (ENTITIES ONLY):
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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [_]
                                                                                                                      (B) [X]
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           3             SEC USE ONLY

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           4             CITIZENSHIP OR PLACE OF ORGANIZATION:       UNITED STATES OF AMERICA

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          NUMBER OF              5   SOLE VOTING POWER:                        32,789,681
            SHARES
                               ----------------------------------------------------------------------------------------------------
         BENEFICIALLY            6   SHARED VOTING POWER:                      24,155,527
           OWNED BY
                               ----------------------------------------------------------------------------------------------------
             EACH                7   SOLE DISPOSITIVE POWER:                   556,366
          REPORTING
                               ----------------------------------------------------------------------------------------------------
         PERSON WITH             8   SHARED DISPOSITIVE POWER:                 56,388,842

-----------------------------------------------------------------------------------------------------------------------------------
           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           56,945,208 ** SEE ITEM 4
                         REPORTING PERSON:

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           10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                         N/A
                                                                                                                        [_]
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           11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     33.4%
                                                                                                                ** SEE ITEM 4
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           12            TYPE OF REPORTING PERSON:                   IN
-----------------------------------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.     IDENTITY OF ISSUER

            (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

            (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.     IDENTITY OF PERSON FILING

            (a) - (c)        This report is being filed by Ronald S. Lauder with
                             a business address of 767 Fifth Avenue, New York,
                             New York 10153 (the "Reporting Person"). The
                             Reporting Person is a citizen of the United States of America.

            (d) - (e)        This report covers the Issuer's Class A Common
                             Stock, par value $.01 per share (the "Class A
                             Common Stock"). The CUSIP number of the Class A
                             Common Stock is 518439 10 4.

ITEM 3.

            Not Applicable.

ITEM 4.     OWNERSHIP

            (a) At December 31, 2000, the Reporting Person beneficially owned 56,945,208 shares of Class A Common Stock as follows: (i) 2,710,959 shares of Class A Common Stock and 29,522,356 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 7,370,561 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (vi) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (vii) 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (viii) 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (ix) 550,002 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person disclaims beneficial ownership of (i) 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (ii) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder


                               Page 3 of 11 Pages

                             Foundation; (iii) 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (iv) 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (v) 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

                             The Reporting Person has a short position of 7,394,986 shares of Class A Common Stock. The 29,522,356 shares of Class B Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the following loans: (i) 3,000,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trusts"); and (ii) 3,394,986 shares of Class A Common Stock borrowed from Leonard A. Lauder. The 2,710,959 shares of Class A Common Stock held directly by the Reporting Person includes 1,000,000 shares pledged as collateral to secure the loan of 1,000,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Accumulation Trusts. All other shares of Class B Common Stock and Class A Common Stock held directly by the Reporting Person are pledged to Morgan Guaranty Trust Company of New York ("Morgan") as collateral for a credit facility.

                             In June 1998, The Estee Lauder 1994 Trust entered into a forward purchase agreement (the "Contract") with the Estee Lauder Automatic Common Exchange Security Trust, a trust not affiliated with the Reporting Person, The Estee Lauder 1994 Trust or the Issuer (the "TRACES Trust"), relating to the disposition by The Estee Lauder 1994 Trust to the TRACES Trust of not fewer than 2,671,610 nor more than 3,206,060 shares of Class A Common Stock held by The Estee Lauder 1994 Trust on June 5, 2001 (subject to extension and subsequent acceleration) (the "Exchange Date"). Subject to the right of The Estee Lauder 1994 Trust described in the next sentence, the precise number of shares to be delivered by The Estee Lauder 1994 Trust to the TRACES Trust will be determined in accordance with the Contract as of the Exchange Date. The Estee Lauder 1994 Trust has the right to elect to pay cash upon settlement of the Contract in lieu of delivering shares. Until there is delivery of the shares to the TRACES Trust (or any other disposition thereof), all 3,206,060 shares of Class A Common Stock continue to be included in the total for The Estee Lauder 1994 Trust.

                             In February 1999, The Estee Lauder 1994 Trust entered into a forward purchase agreement (the "TRACES II Contract") with the Estee Lauder Automatic Common Exchange Security Trust II, a trust not affiliated with the Reporting Person, The Estee Lauder 1994 Trust or the Issuer (the "TRACES II Trust"), relating to the disposition by The Estee Lauder 1994 Trust to the TRACES II Trust of not fewer than 3,380,201 nor more than 3,988,438


                               Page 4 of 11 Pages
                             shares of Class A Common Stock held by The Estee Lauder 1994 Trust on February 23, 2002 (subject to extension and subsequent acceleration) (the "Exchange Date"). Subject to the right of The Estee Lauder 1994 Trust described in the next sentence, the precise number of shares to be delivered by The Estee Lauder 1994 Trust will be determined in accordance with the TRACES II Contract as of the Exchange Date. The Estee Lauder 1994 Trust has the right to elect to pay cash upon settlement of the TRACES II Contract in lieu of delivering shares. Until there is delivery of the shares to the TRACES II Trust, all 3,988,438 shares of Class A Common Stock continue to be included in the total for The Estee Lauder 1994 Trust.

            (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 56,945,208 shares of Class A Common Stock, which would constitute 33.4% of the number of shares of Class A Common Stock outstanding.

                             Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 11,383,664 shares of Class A Common Stock and the 45,561,544 shares of Class B Common Stock for which the Reporting Person has voting power constitute 37.0% of the aggregate voting power of the Issuer.

            (c) (i) The Reporting Person has sole voting power with respect to 32,789,681 shares of Class A Common Stock as follows: (i) 2,710,959 shares of Class A Common Stock and 29,522,356 shares of Class B Common Stock held directly by the Reporting Person,
                             (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust, and (iii) 550,002 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.

                  (ii) The Reporting Person shares voting power with respect to 24,155,527 shares of Class A Common Stock as follows: (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estee Lauder 1994 Trust, with respect to 7,370,561 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust; (ii) the Reporting Person shares voting power with Leonard A. Lauder,


                               Page 5 of 11 Pages
                             as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.; (iii) the Reporting Person shares voting power with respect to 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation;
                             (iv) the Reporting Person shares voting power with respect to 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (v) the Reporting Person shares voting power with respect to 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (vi) the Reporting Person shares voting power with respect to 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York.

                  (iii) The Reporting Person has sole dispositive power with respect to 556,366 shares of Class A Common Stock as follows: (a) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust, and (b) 550,002 shares of Class A Common Stock subject to exercisable employee stock options.

                  (iv) The Reporting Person shares dispositive power with respect to 56,388,842 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Accumulation Trusts, with respect to 1,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock pledged to the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to 3,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder; (iii) the Reporting Person shares dispositive power with Morgan with respect to 1,710,959 shares of Class A Common Stock and 23,127,370 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (iv) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994 Trust, with respect to 7,370,561 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust;
                             (v) the Reporting Person shares dispositive power with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. with (a) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., (b) Richard D. Parsons and Ira
                             T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., and (c) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (vi) the Reporting Person shares dispositive power with respect to 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (vii) the Reporting Person


                               Page 6 of 11 Pages
                             shares dispositive power with respect to 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (ix) the Reporting Person shares dispositive power with respect to 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (x) the Reporting Person shares dispositive power with respect to 230,000 shares of Class A Common Stock held indirectly as director of The Neue Galerie New York.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock pledged to the Accumulation Trusts. Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,710,959 shares of Class A Common Stock and the 23,127,370 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. Leonard A. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,370,561 shares of Class A Common Stock and the 12,189,852 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 313,862 shares of Class A Common Stock owned by The Lauder Foundation. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the


                               Page 7 of 11 Pages
            proceeds from the sale of the 36,457 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation. The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 153,257 shares of Class A Common Stock owned by The Jewish Renaissance Foundation. The Neue Galerie New York, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 230,000 shares of Class A Common Stock owned by The Neue Galerie New York.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

            Not Applicable.




                               Page 8 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 12, 2001        /s/ Ronald S. Lauder
                                -----------------------------------------------
                                Ronald S. Lauder

















                               Page 9 of 11 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit A -- List of Parties to the Stockholders' Agreement
















                              Page 10 of 11 Pages